SEQUANS COMMUNICATIONS
Société anonyme au capital de 1.894.650,78 euros
Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES
RCS Nanterre 450 249 677

Regulations
______________________

Restricted Share Award Plan - 2018-4

- CONTENTS -

I -	GENERAL PRINCIPLE OF RESTRICTED SHARE AWARDS

II -	LEGAL FRAMEWORK OF THE PLAN

III -	CHARACTERISTICS OF THE RESTRICTED SHARE AWARDS

IV -	CONDITIONS FOR THE RESTRICTED SHARE AWARDS AND BENEFICIARIES' RIGHTS

–	Vesting

–	Presence condition - Exceptions

–	Delivery of the Shares - Listing

–	Rights of the Shares after the Vesting Period - Holding Period

–	Adjustment

–	Reduction of Beneficiaries' rights in case of a capital decrease due to losses

V -	TAX PROVISIONS

VI -	AMENDMENT OF THE PLAN

I - GENERAL PRINCIPLES OF RESTRICTED SHARE AWARDS

The purpose of this plan is to reward and retain employees and/or company executive officers (hereinafter the "Beneficiaries") of Sequans Communications (hereinafter "Sequans" or the "Company") and its subsidiaries within the meaning of Article L.233-3, 1° of the French Commercial code (hereinafter the "Subsidiaries") by enabling them to share in the growth of the Company.

A restricted share award plan allows the Beneficiaries to receive over time free ordinary shares of Sequans (hereinafter the "Award"), subject to certain temporary restrictions. i.e. the restricted shares (hereinafter referred to as the “Shares”).

The Award of the Shares is an offer reserved to the Beneficiaries restrictively designated by the Board of Directors and consequently does not represent an offer made to the public.

Beneficiaries are reminded that the change in the price of the Sequans’ shares and, consequently, the acquisition capital gain and the potential sale capital gain obtained through the sale of the Shares after the end of the Vesting Period, will depend on Sequans' performance and results, as well as overall industry and external economic factors.

Nothing in this Plan forms part of the employment contract of a Beneficiary. The rights and obligations arising from the employment relationship between the Beneficiary and the Company or its Subsidiaries are separate from, and are not affected by, this Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

II - LEGAL FRAMEWORK OF THE PLAN

This plan is governed by French legal and regulatory provisions in effect on the date hereof and namely by articles L.225-197-1 et seq. of the French Commercial Code.

Pursuant to these provisions, the Company's combined general shareholders' meeting held on 29 June 2018 adopted a resolution authorising the principle of the award of Shares, deciding that the maximum number of Shares which may be issued by virtue of this authorisation shall not exceed 1,500,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders' meeting has delegated to the Board of Directors the authority to allocate these Shares, on one or more occasions, including the authority to determine the Beneficiaries. No Share can be awarded to any employee who owns more than 10% of the share capital of the Company or who would own more than 10% of the share capital as a result of the Award.

Therefore and pursuant to the aforesaid grant of authority, at a meeting held on 26 March 2019, the Board of Directors decided the procedures applicable to Shares Awards and established the present Restricted Shares Award Plan 2018-4 (hereinafter the "Plan"), in conformity with the principles set by the combined general shareholders' meeting and aforesaid statutory provisions.

III - CHARACTERISTICS OF THE RESTRICTED SHARE AWARD

The list of the Plan's Beneficiaries is established and approved by the Company's Board of Directors as well as the decision to grant Shares. The Shares allocated to the Beneficiaries shall either be existing shares owned by the Company or new shares to be issued.

This Plan provides for the issuance of up to 129,448 Shares.

The date of the decision of Award taken by the Board of Directors (the “Grant Date”) shall mark the commencement of the Vesting Period.

Beneficiaries will be individually notified of the Award by the CEO acting through a delegation of the Board of Directors, directly or via notification by email from the Company’s external equity plan administrator (hereinafter the "Individual Letter of Notification").

Such Individual Letter of Notification is deemed to be an exhibit of this Plan and shall specify:

–	the number of Shares granted to the Beneficiary,

–	the term of the Vesting Period, and

–	the right to accept or refuse the Award of Shares through a receipt confirmation form that must be returned to the Company.

Within a period of fifteen (15) days following the receipt of the Individual Letter of Notification, the Beneficiary undertakes to return to the Company a copy of this Plan, a copy of the Individual Letter of Notification and the receipt confirmation form attached to said letter, being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of this Plan. Alternatively, the Beneficiary may acknowledge the Notification and terms of the Plan via the on-line platform administered by the Company’s equity plan administrator.

IV - CONDITIONS FOR THE RESTRICTED SHARE AWARD AND BENEFICIARIES' RIGHTS

IV-1. Vesting

The Shares are effectively acquired by the Beneficiaries at the end of a period of either one (1) or two (2) years (the "Acquisition Period") from the date of the Award by the Board of Directors (the "Vesting Date"). The Vesting Date applicable to each Beneficiary shall be determined by the Board at the Grant Date.

The Award shall be subject to the observance of the presence condition as set forth under Paragraph IV-2 hereafter.

IV-2. Presence condition - Exceptions

The Award of Shares to Beneficiaries is strictly related to the Beneficiary’s status as an employee of Sequans or its Subsidiaries. The Vested Award of Shares is consequently reserved for any Beneficiary (employee) designated at the time of the initial Award, linked to Sequans or to a Subsidiary through an employment agreement still in effect on the Vesting Date.

In case of termination of the employment agreement of the Beneficiary, for any reason whatsoever, effective before the Vesting Date, the Beneficiary will lose any right to the related Shares.

Notwithstanding the above provisions, should the loss of the status as an employee during the Vesting Period be due to one of the following reasons, the granted Shares would be treated as follows:

•
Death: pursuant to the provisions of article L.225-197-3 of the French Commercial Code, the heirs (“héritiers”) of the Beneficiaries, may, if they so desire, request the Award of the Shares. Such request must be made within six (6) months of the date of death; after such time limit, the successors or beneficiaries of the Beneficiary will definitively lose the right to request the Award of Shares. All Shares shall vest immediately upon the aforesaid request, being specified that in such case the Acquisition Period and Holding Period (as referred to under section IV-1 below) shall not apply. The heirs of the Beneficiaries remain subject to the other conditions of this Plan, except the retention requirement described in IV-4.

•
2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code: Beneficiaries may preserve their right to the Award of the Shares, but they will remain subject to the other conditions of this Plan.

•
Termination following an acquisition of Sequans Communications: in the event that a third party acquires a 100% interest in Sequans Communications, the Restricted Shares awarded to a Beneficiary who is subsequently dismissed within six months of the acquisition, other than for misconduct or gross negligence, shall vest immediately upon the date of employment contract termination as a result of said dismissal, unless the contract termination date is less than one year from the Grant Date. In this latter case, all Restricted Shares shall then vest one year from the Grant Date. The retention requirement described in IV-4 remains in force.

IV-3. Delivery of Shares upon Vesting - Listing

At the Vesting Date and subject to the observance of the presence condition defined above, the Company shall transfer the number of granted Shares to the Beneficiary who shall thus become the owner of such Shares and a shareholder of the Company.

The Shares shall be registered in an account opened in the name of the Beneficiary, in the registers of Sequans Communications.

The new Shares issued for the purpose of the Plan will be subject to an application for admission for trading on the New York Stock Exchange, under the form of American Depositary Shares (ADS).

IV-4. Rights of the Shares after the Vesting Period - Holding Period

After the Vesting Date, the Shares shall entitle the Beneficiary, as of the Vesting Date, to all rights pertaining to ordinary shares comprising the share capital and shall be subject to all provisions of the by-laws.

Notwithstanding the foregoing, French law requires that the Shares be retained for a minimum period of two years from the Grant Date. Therefore, all Shares vested before the second anniversary date of the Award by the Board of Directors must be retained until the second anniversary date of the Award by the Board of Directors (the “Holding Period”). No Holding Period is required for Shares vested as from the second anniversary date of the Award by the Board of Directors. However, the shares may be subject to transfer or resale restrictions as required by applicable securities laws.

Furthermore, since these Shares, in the form of American Depositary Shares, are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Beneficiaries shall comply with the Insider Trading Compliance Program of the Company, available from the Human Resources department.

IV-5. Adjustment

Should the Company complete one of the financial transactions referred to under article L.225-181 of the French Commercial Code, no adjustment of the number of allocated Shares under this Plan shall be made, except if the general shareholders meeting voting the transaction decides otherwise.

IV-6. Reduction of Beneficiaries' rights in case of a capital decrease due to losses
In case of a capital decrease due to losses realized by a decrease either in the par value of Sequans shares or in the number thereof, the rights of the Beneficiaries shall be reduced accordingly as if the Beneficiaries had been shareholders prior to the date on which the capital decrease became final.

V - TAX PROVISIONS

This presentation of tax treatment is provided for informational purposes only. It corresponds to the French legislation in effect as of the date this plan was approved by the Board of Directors.

The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment and the Company shall have no liability whatsoever in this respect.

V-1.	Tax provisions applicable to Beneficiaries who are resident in France from the date of the award up to the sale of the shares and submitted to the French Social Security

1. Capital gain realised at the time of acquisition (Vested Award)

The portion of the Vested Award, equal to the value of ordinary share at the Vesting Date, which does not exceed EUR 300,000, is subject to:

-	individual income tax (impôt sur le revenu): progressive rate up to 45%, after application of a 50% rebate on the Vested Award

-	social security contributions (prélèvements sociaux : CSG, CRDS...): 17.2%

-	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus): rate of 3% or 4% depending on the amount of income of the tax household

The portion of the Vested Award which exceeds EUR 300,000 is subject to:

-	individual income tax (impôt sur le revenu): progressive rate up to 45% (without any rebate)

-	social security contributions (prélèvements sociaux : CSG, CRDS...): 9.7% (6.8% being deductible for income tax purposes)

-	an employee specific contribution (“contribution salariale spécifique”): 10%

-	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus): rate of 3% or 4% depending on the amount of income of the tax household

Vested Award is taxed in the year during which the Shares are sold.

2. Capital gain realised at the time of disposal

The capital gain on the disposal, which corresponds to the difference between the sales price of the ordinary share and the value of such share at the Vesting Date, is subject to:

-	individual income tax (impôt sur le revenu): flat rate of 12.8%

-	social security contributions (prélèvements sociaux : CSG, CRDS...): 17.2%

-	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus): rate of 3% or 4% depending on the amount of income of the tax household

Capital gain realised at the time of the disposal is taxed in the year during which the Shares are sold.

3. Wealth tax
As from January 1, 2018, the French wealth tax namely the Impôt de Solidarité sur la Fortune (“ISF”) is replaced by the Impôt sur la Fortune Immobilière (“IFI”). The IFI generally applies to real estate assets to the extent that their net value exceeds EUR 1,300,000. Therefore, all other movable assets (tangible assets, shares, life insurance, cash, etc.) is excluded from the tax base, unless their underlying assets (direct or indirect) consist of real estate assets or rights.
However, a general exclusion applies to real estate assets owned by companies pursuing a commercial, industrial, craft, agricultural or liberal activity when the taxpayer (together with the members of its tax household) holds directly or indirectly less than 10% of the share capital or the voting rights of the company. As a result, the Beneficiaries will not be subject to French IFI in respect of their shareholding in the Company provided that they would hold less than 10% of the share capital or the voting rights of the Company.

4. The tax information contained in this paragraph V-1 is related to 2019 and is likely to change in accordance with the applicable statutory and regulatory provisions. The Beneficiary acknowledges that Sequans Communications and its subsidiaries shall have no liability in this respect and no obligation to provide advice and/or assistance in this regard.

V-2. Tax provisions applicable to Beneficiaries who are not resident in France and not submitted to the French Social Security

Beneficiaries who are not residents in France are solely responsible for:

–	Determining the tax provisions applicable to gains resulting from (i) the acquisition of Shares and, (ii) the disposal of such shares;

–	Paying all taxes and contributions due as a result.

However, Beneficiaries domiciled abroad might be subject to a French withholding tax in respect of the gain resulting from the acquisition of Shares, to the extent of days worked in France over the vesting period.

Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

VI - AMENDMENT OF THIS PLAN

This Plan may be amended by the Board of Directors if new legislation would have an unfavourable impact on the Company or on the Company’s financial statements or would increase the cost of such a Plan for the Company. Please note that any such amendment could affect the tax regime described in Paragraph V above.

Subject to the scenarios set forth in the paragraph above, no amendment that could affect the rights of the Beneficiaries may be made to this Plan.

Furthermore, the Board of Directors is responsible for interpreting the provisions of this Plan, as needed.

This Plan shall prevail in case of conflict of interpretation between the Individual Letter of Notification and the Plan itself.